PRESS RELEASE

              PANACO AND ICAHN SETTLE PROXY DISPUTE


For Immediate Release:  September 8, 1997


     PANACO, Inc. and Carl C. Icahn announced today that they have reached an amicable settlement, averting a proxy contest over the election of three directors to PANACO's Board at the Company's forthcoming Annual Meeting.

     Pursuant to the settlement, PANACO will add Harold First, one of Mr. Icahn's proposed nominees, to management's slate of directors. Lynn Sieverling, a management nominee, has chosen not to stand for re-election. PANACO has eleven board members, three of whom will be elected by shareholders at the forthcoming Annual Meeting.

     Mr. Icahn and H. James Maxwell, President and Chief Executive Officer of PANACO commented: "We are pleased to have settled this matter in a friendly, constructive manner". Mr. Maxwell went on to say "So far, PANACO is having a great year achieving its objectives and we look forward to devoting our attention to growing the business and making money for our shareholders. Moving forward, I anticipate a constructive and friendly relationship with Mr. Icahn as we work to achieve PANACO's goals."

     Supplemental proxy material for the Annual Meeting, to be held on October 7, 1997, will be distributed to PANACO shareholders in the near future.